UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ASI TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
00208C103
(CUSIP Number)
Michael T. Raymond
Dickinson Wright, PLLC
300 East Liberty, Suite 500
Ann Arbor, Michigan 48104
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 28, 2010 (See Item 3)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00208C103

1	NAMES OF REPORTING PERSONS Joel C. Robertson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,725,000 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,077,120 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,725,000 shares

WITH	10	SHARED DISPOSITIVE POWER

88,077,120 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,802,120 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	00208C103

1	NAMES OF REPORTING PERSONS Vickie Robertson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,077,120 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

88,077,120 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,077,120 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	00208C103
Item 1. Security and Issuer
Title of Class of Equity Securities: Common Stock, $0.02 par value per share

Issuer:	ASI Technology Corporation 4215 Fashion Square Blvd., Suite 3 Saginaw, Michigan 48603
Item 2. Identity and Background
Joel C. Robertson
(a)	Joel C. Robertson

(b)	4215 Fashion Square Blvd., Suite 3, Saginaw, Michigan 48603

(c)	President and Chief Executive Officer of ASI Technology Corporation (address provided above)

(d)	Not applicable

(e)	Not applicable

(f)	United States
Vickie Robertson
(a)	Vickie Robertson

(b)	4215 Fashion Square Blvd., Suite 3, Saginaw, Michigan 48603

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	United States
Item 3. Source and Amount of Funds or Other Consideration.
JVR Technologies, LLC, a Nevada limited liability company (“JVR”) owned 50%/50% by Joel and Vickie Robertson, acquired 88,077,120 shares of common stock of ASI Technology Corporation (“ASI”) in exchange for 100% of the units of membership interest held by JVR in NxOpinion, LLC (“NxOpinion”). As disclosed on ASI’s Current Report on Form 8-K dated June 4, 2010, ASI acquired NxOpinion on May 28, 2010 (the “Acquisition”).

CUSIP No.	00208C103
Pursuant to the terms of the Acquisition, Joel C. Robertson (“Dr. Robertson”) also received: a) a warrant to purchase 225,000 shares of common stock of ASI exercisable at $0.16667 per share for three years in exchange for his agreement to continue his guarantee of debt assumed by ASI in the Acquisition; and b) a warrant to purchase 1,500,000 shares of common stock of the ASI at $0.0006666 per share (100,000 on a post-Reverse Split Basis at $0.01 per share) in immediately exercisable “penny” warrants (the “Penny Warrants”) in exchange for his agreement to forgive approximately $900,000 in debt owned by NxOpinion to Dr. Robertson in connection with the Acquisition.
Item 4. Purpose of Transaction
Dr. Robertson and Vickie Robertson acquired the securities referenced herein with the intention of exercising control over ASI, as discussed in ASI’s Current Report on Form 8-K dated June 4, 2010. Additionally, Dr. Robertson and Vickie Robertson plan to cause JVR to execute a shareholder consent resolution to amend its articles of incorporation to change its name to “Robertson Global Health Solutions Corporation.”
Item 5. Interest in Securities of the Issuer.
(a)	Joel C. Robertson: 89,802,120; 52.7%

Vickie Robertson: 88,077,120; 51.6%

(b)	Joel C. Robertson (shared voting and dispositive power are shared with Vickie Robertson):

SOLE VOTING POWER	1,725,000 shares
SHARED VOTING POWER	88,077,120 shares
SOLE DISPOSITIVE POWER	1,725,000 shares
SHARED DISPOSITIVE POWER	88,077,120 shares
Vickie Robertson (shared voting and dispositive power are shared with Joel Robertson):

SOLE VOTING POWER	0 shares
SHARED VOTING POWER	88,077,120 shares
SOLE DISPOSITIVE POWER	0 shares
SHARED DISPOSITIVE POWER	88,077,120 shares
(c)	None

(d)	None

CUSIP No.	00208C103
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None
Item 7. Material to be Filed as Exhibits.
None
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Joel C. Robertson	/s/ Vickie Robertson

Joel C. Robertson	Vickie Robertson

Date: June 7, 2010	Date: June 7, 2010